Exhibit 99.1

Cenovus Energy Inc.

Annual and Special Meeting of Shareholders

April 29, 2015

Report of Voting Results

The following matters were voted on at the Annual and Special Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 29, 2015 in Calgary, Alberta. Each matter voted on is described in greater detail in the Corporation’s 2015 Management Proxy Circular which is available at cenovus.com.

1.                                               Election of Directors  On a vote by ballot, each of the following ten nominees proposed by management were elected directors of the Corporation:

	Votes For		Votes Withheld
Nominee	Number	Percent	Number	Percent
Ralph S. Cunningham	533,519,440	95.48%	25,253,823	4.52%
Patrick D. Daniel	535,678,116	95.85%	23,169,152	4.16%
Ian W. Delaney	534,319,890	95.61%	24,528,451	4.39%
Brian C. Ferguson	555,955,453	99.50%	2,817,450	0.50%
Michael A. Grandin	551,381,598	98.66%	7,466,743	1.34%
Steven F. Leer	555,887,969	99.47%	2,960,374	0.53%
Valerie A.A. Nielsen	555,745,941	99.46%	3,027,802	0.54%
Charles M. Rampacek	553,951,005	99.12%	4,897,337	0.88%
Colin Taylor	535,660,138	95.85%	23,188,204	4.15%
Wayne G. Thomson	553,543,807	99.06%	5,229,946	0.94%

2.                                      Appointment of Auditors  On a vote by a show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was reappointed as auditor of the Corporation.

3.                                      Shareholder Rights Plan  On a vote by ballot, an ordinary resolution was passed to reconfirm the Corporation’s Shareholder Rights Plan.

Votes For		Votes Against
Number	Percent	Number	Percent
543,412,515	97.24%	15,437,851	2.76%

4.                            Amendment to Articles On a vote by ballot, a special resolution was passed to amend the Corporation’s articles.

Votes For		Votes Against
Number	Percent	Number	Percent
553,740,590	99.09%	5,107,824	0.91%

5.                                      Amendments to By-Law No. 1 On a vote by ballot, an ordinary resolution was passed to confirm amendments to the Corporation’s By-Law No. 1.

Votes For		Votes Against
Number	Percent	Number	Percent
552,498,363	98.86%	6,349,950	1.14%

6.                                      Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation On a vote by ballot, an advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent
479,132,303	85.74%	79,714,079	14.26%